Exhibit 99.26

ANDERSON ENERGY LTD. ANNOUNCES $50 MILLION CONVERTIBLE DEBENTURE BOUGHT

DEAL

Not for distribution to U.S. news wire services or dissemination in the United States.

Calgary, Alberta—(December 9, 2010)—Anderson Energy Ltd. (“Anderson” or the “Company”) (TSX: AXL) announced today a public offering, on a “bought deal” basis, of $50.0 million principal amount of convertible unsecured subordinated debentures, at a price of $1000 per debenture, with an interest rate of 7.50% per annum, payable semi-annually on the last day of January and July commencing on July 31, 2011 (the “Debentures”). The Debentures will mature on January 31, 2016.

The offering is being made through a syndicate of underwriters led by BMO Capital Markets and RBC Capital Markets.

The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price of $1.55 per common share. The debentures will not be redeemable prior to January 31, 2014. On and after January 31, 2014 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price.

The net proceeds of the offering will be used to repay indebtedness of the Company and for general corporate purposes.

The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange, and is expected to close on or about December 31, 2010.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, or any states securities laws and may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons absent registration or applicable exemption from the registration requirement of such act or any applicable states securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States.

Certain statements made herein contain forward-looking information, including statements concerning the anticipated closing date of the offering and the anticipated use of proceeds. Although Anderson believes these statements to be reasonable, the assumptions upon which they are based may prove to be incorrect. The transaction might not proceed or closing could be delayed unless and until certain conditions customary for transactions of this kind are satisfied.

For further information please contact:

Brian Dau

President & CEO

Anderson Energy Ltd.

(403) 262-6307